[LETTERHEAD OF SHEARMAN & STERLING LLP]
February 15, 2007

Via Edgar and Federal Express
Robert Burnett
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Levi Strauss & Co. Item 4.01 Form 8-K Filed February 9, 2007 File No. 2-90139
Dear Mr. Burnett:
We submit this letter on behalf of our client, Levi Strauss & Co. (the “Company”), a Delaware corporation. We refer to the Staff’s comment letter dated February 12, 2007 with respect to the Securities and Exchange Commission’s review of the Company’s above-referenced filing.
Set forth below is the response to the comment letter. For your convenience, the text of the Staff’s comment has been included in this letter and the number below corresponds to the numbered paragraph in the comment letter.
In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934; the Staff’s comments and the changes to the disclosure in the Company’s filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 15, 2007

1.	It appears the circumstances you describe represent a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when KPMG has completed all audit work with respect to the year ended November 26, 2006. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from KPMG confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

Response: The Company acknowledges its obligation to file the Form 8-K amendment and has filed such amendment on the date hereof. The amendment discloses the date KPMG LLP completed its audit work (February 13, 2007) and confirms that there were still no disagreements or reportable events through this date. The amendment also includes another letter from KPMG LLP confirming whether or not they agree with the updated disclosures.
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Thank you for your assistance in this matter. If you have any questions or require additional information with respect to any of the matters discussed in this letter, please call the undersigned at (415) 616-1181.
Yours Sincerely,
/s/ Mark K. Hyland
Mark K. Hyland
cc:	Heidi L. Manes, Vice President and Controller, Levi Strauss & Co. Jay A. Mitchell, Global Finance and Governance Counsel, Levi Strauss & Co.